Mail Stop 3561

December 20, 2006

Lawrence E. White, Senior Vice President, Finance and Chief Financial Officer
CBRL Group, Inc.
305 Hartmann Drive
Lebanon, Tennessee 37087

      Re: CBRL Group, Inc.
             Form 10-K for the year ended July 28, 2006
             Filed October 3, 2006
             File No. 000-25225

Dear Mr. White:

      We have completed our review of your Form 10-K and related filings and do not, at this time, have any further comments.

                        Sincerely,

                        David R. Humphrey
                        Branch Chief- Accountant